November 3, 2006

Israel Frieder
Chairman and Chief Executive Officer
Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel, Israel 54030

RE: Israel Technology Acquisition Corp.
Registration Statement on Form S-4
File No. 333-136092
Amendment 1 Filed September 29, 2006

Form 10-K for the period ending December 31, 2005
File No. 0-51259

Dear Mr. Frieder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We reissue comment five from our letter of September 6, 2006. We note your response that not all IXI security holders have voted with respect to the merger agreement and the

issuance of ITAC shares in exchange for their IXI shares however, and as you disclose on page three of the prospectus, the merger agreement has already been approved by the holders of a majority of IXI stock and the approval of the remaining shareholders is not required.

Therefore, it appears that there is no investment decision remaining to be made by IXI shareholders and the shares to be issued pursuant to the merger agreement may not be registered on this prospectus, in accordance with Section 5 of the '33 Act.

Please provide the Staff with a detailed legal analysis supporting your view that they may be registered or remove such shares from the registration statement.

2. We note that one of the conditions contained in the merger agreement is the effectiveness of the S-4 initially filed on July 27, 2006. If your analysis concludes that the shares you have attempted to register may not be registered on such registration statement, please disclose impact upon the proposed merger, ITAC, and its shareholders.

3. Please provide the Staff with copies of all consents executed by those parties in the group you disclose to have already approved the merger by consent action.

4. Please provide the Staff with a complete copy of the executed merger agreement, including all schedules, exhibits, and attachments. Please provide a detailed legal analysis as to materiality of information contained in the schedules, exhibits, and attachments not already filed, and the necessity of filing a complete copy on EDGAR.

5. Please advise the Staff of the reason(s) why the number of shares of ITAC stock to be reserved for issuance to holders of IXI options and warrants decreased from 1,373,423 to 1,353,500 between your intial filing and amendment 1.

Summary of the Material Terms of the Merger, page 1

6. We reissue comment eight from our letter of September 6, 2006. We note your response that you have revised the disclosure as requested but could not locate such revisions. Briefly discuss the terms, including, but not limited to, the exchange ratio applied with respect to the exchange of options to purchase ITAC shares for the outstanding IXI options and warrants. Please advise or revise.

ITAC's Recommendations to Stockholders; Reasons for the Merger, page 14

7. We note the following disclosure: "After careful consideration of the terms and conditions of the merger agreement and the certificate of incorporation amendments, the board of directors of ITAC has determined that the merger and the transactions contemplated thereby…are fair to and in the best interests of ITAC and its stockholders."

We also note the newly-added disclosure throughout your registration statement that "IXI's management currently anticipates that the combined company's total revenues for the year ending December 31, 2006 will fall substantially short of the 2006 revenue target of $45 million contained in the merger agreement. Therefore, in the opinion of IXI's management, there is a strong likelihood that the Revenue Shares will not be distributed to IXI's security holders and will be returned to ITAC for cancellation in accordance with the terms of the escrow agreement."

Please disclose how "substantially short" the combined company's total revenues for the year ending December 31, 2006 will fall from the $45 million contained in the merger agreement.

Additionally, please disclose whether ITAC's board will re-evaluate its unanimous determination that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders in light of developments since the board made its determination on February 28, 2006.

Finder's and Other Fees, page 22

8. We note the disclosure "IXI was introduced to ITAC by Itzhak Wulkan Ventures Ltd. ("IWV"), an unaffiliated entity with no relationships or affiliations with ITAC or any of its principals or affiliates." Please disclose whether IWV, any of its principals or affiliates has any relationships or affiliations, past or present, with each of EarlyBirdCapital, Inc. and Maxim Group LLC.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 86

9. We note your response to prior comment 49. Please tell us in more detail how you determined that the contingent share issuances should be recorded similar to an equity restructuring with respect to the shares issued to your officers and directors. We note that your statement that the additional shares are not provided as compensation for future employment or performance of the officers appears to be inconsistent with the nature of the contingent shares, which will be released upon the achievement of revenue, net income and stock price targets, each of which appears to be performance related. Please advise or revise your disclosures accordingly.

10. We note your response to prior comment 50. Please clarify how you evaluated the impact of the post-merger voting rights in your determination of which company would be considered the accounting acquirer under SFAS 141. We note that you state that the stockholders of both IXI and ITAC will hold 47.3% of the combined company, if the IXI options are included in the analysis, for which you note that over 90% are expected to be in the money upon the consummation of the merger. However, we note that it appears that the 12,636,000 outstanding warrants of ITAC are also in the money based on your current stock price. Please provide a more comprehensive discussion of how you evaluated the voting rights under paragraph 17(a) of SFAS 141, specifically the impact of the contingently issuable securities for the IXI options, ITAC warrants and the 10,000,000 contingent shares, including your analysis of the probability of issuance of each category of contingent shares and the resulting impact on your paragraph 17(a) analysis. Also, please clarify how you evaluated the relative significance of the various factors that were evaluated in your determination of the accounting acquirer (e.g. – voting rights, board composition and senior management control).

11. We note your disclosure regarding pro forma adjustment (1) on page 92. Please tell us how you determined that this adjustment was directly attributable to the proposed merger, factually supportable and expected to have a continuing impact. Further, we note that it appears to be inconsistent to eliminate the financial expenses relating to the credit line and bridge loan, while not also eliminating the related income from the trust fund, which would appear to exceed the amount of interest expense relating to the credit line and bridge loan. Please advise or revise your disclosures accordingly.

Note 1 – General, page F-10

12. We note your response to prior comment 52 and your disclosure on page F-12 regarding the sale of the software license to a foreign company and the resulting breach of the OCS grant agreement. Please tell us how you determined the amount of the recorded liability to allocate to continuing and discontinued operations. Revise your disclosures to include the information required by paragraph 17 of EITF 03-13, along with your basis for allocating the recorded liability between continuing and discontinued operations. In addition, please revise your disclosure to clarify that all of the operating systems unit's employees were terminated and the leased facilities used by the unit were closed as stated in your supplemental response.

13. We note your disclosures on pages F-12 and F-44 regarding the $540,000 adjustment to the previously recorded accrual relating to the discontinued operations. Please tell us whether this adjustment is related to the liability for the breach of the OCS grant

agreement, and if so, how you determined that the amount should be recorded as general and administrative income, rather than being allocated between continuing and discontinued operations as the original accrual appears to have been recorded. Revise your disclosures as appropriate.

14. We note that the adjustment appears to have been recorded subsequent to June 30, 2006. Since the adjustment relates to the valuation of a liability that existed at the balance sheet date, it appears that the adjustment should be recorded in the financial statements as of June 30, 2006. Refer to paragraph 8 of SFAS 5 and AU Section 560 of the Codification of Statements on Auditing Standards, and revise the financial statements accordingly, or tell us why you believe that no revisions are required. To the extent that the financial statements are restated, provide the disclosures required by paragraph 26 of SFAS 154.

15. We note your response to prior comments 49 and 57, and your revised disclosure in Note 1(j) on page F-14. Please tell us how you determined that the reallocation of shares described in the first paragraph of your supplemental response to prior comment 49 would be considered an equity restructuring under FAS 123(R). An equity restructuring is defined in FAS 123(R) as a nonreciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying an option or similar award to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend. We believe that it is implicit in this definition that all shareholders are treated equally. We note that the procedure described for the reallocation of any unexercised options within the first four years after the consummation of the merger appears to exclude the current ITAC shareholders, and accordingly, would not appear to meet the definition of an equity restructuring under FAS 123(R). Please advise and revise your disclosures accordingly.

16. We note the line item "vendor advance payments" on the June 30, 2006 balance sheet. Tell us and revise to disclose the circumstances under which you make advances to vendors (e.g., at request of vendor, discretionary payment, etc.) and explain how the amount of the advances are determined. Tell us whether the advances are repaid in cash or applied against future purchases and tell us the timing of resolving the advances. We note that no advance payments were recorded prior to June 30, 2006. To the extent that the advance payments have resulted from changes in your business practices, revise your disclosures under Item 101 of Regulation S-K accordingly.

Note 9 – Convertible Loans, page F-26

17. Please tell us why the convertible loans outstanding at each of June 30, 2006 and December 31, 2005 are not classified as either a current or non-current liability, as

appropriate, on the balance sheet. Please advise or revise your disclosures accordingly. With respect to the $6.3 million convertible loan outstanding at December 31, 2005, revise your disclosure in Note 9 to clarify why classification as current or non-current is appropriate.

Note 12 – Stockholders' Deficiency, page F-33

18. We note your response to prior comment 58 and your revised disclosure in Note 12(g). Regardless of whether the original terms of the option agreements included such provisions, it would appear that the awards were exercised using full recourse notes with below market interest rates. As discussed in paragraph 40 of FIN 44, a modification to permit the grantee to exercise an award using a full recourse note that does not bear a market interest rate is considered an indirect reduction of the exercise price of the original award, and accordingly, variable accounting treatment is required for the award. We note that the stated interest rate of the notes was 2.75% and your cost of borrowing during the same time period was U.S Dollar Prime plus 9.2-9.4%, based on your disclosure in Note 8. Please revise the financial statements accordingly, or explain in more detail why you believe that variable accounting treatment is not required.

19. We note your disclosure in Note 12(q) regarding the negotiations with the warrant holders that hold warrants which do not expire upon the effectiveness of the proposed merger. Please tell us how you intend to account for the modification of the warrants and revise your disclosures as appropriate.

Israel Technology Acquisition Corporation Financial Statements

Note 4 – Shareholders' Equity, page F-53

20. We note your response to prior comment 59, and Exhibit 4.1 to the Form 8-K filed on September 15, 2006. However, we do not believe that the revised language supports equity classification of the warrants under paragraph 17 of EITF 00-19. We note that the revised language does not specify that: (i) the warrants may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the warrants. Please advise or revise accordingly.

21. We note your response to prior comment 60, and Exhibit 4.2 to the Form 8-K filed on September 15, 2006. However, we do not believe that the revised language supports equity classification of the UPO under paragraph 17 of EITF 00-19. We note that the revised language does not specify that: (i) the UPO may expire unexercised or

unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the UPO. In addition, we note that the revised language discusses the net-cash settlement of the warrants rather than the UPO itself. Please advise or revise accordingly.

22. Please revise your disclosure regarding the warrants on pages 148-149, and elsewhere in the registration statement as appropriate, to discuss the conditions under which net cash settlement of the warrants would be permitted or required. If true, state that (i) the warrants may expire unexercised or unredeemed if there is no effective registration statement and (ii) that there are no circumstances under which you will be required to net cash settle the warrants. Also, revise to provide similar disclosures with respect to the UPO.

Statement of Operations, page F-56

23. We note that the statement of operations and cash flow statement are presented for the three months ended June 30, 2006 and 2005, rather than the year-to-date periods as required by Rule 3-02(b) of Regulation S-X. In addition, since you are a development stage company as defined by SFAS 7, cumulative data since inception should also be presented. Refer to Rule 10-01(a)(7) of Regulation S-X. Please revise the financial statements and related disclosures accordingly.

1934 Act Periodic Reports

24. Please amend the quarterly reports for the periods ended June 30, 2006 and March 31, 2006, to provide the cumulative data since inception as described above. Please also provide year-to-date cash flow and statement of operations data for the periods ended June 30, 2006 and 2005 as required by Rule 10-01 (c)(2) and (3) of Regulation S-X.

Ogo Devices - Page 113

25. We reissue comment 42 from our letter of September 6, 2006 in part. Please clarify the impact upon IXI and the potential impact upon ITAC shareholders due to the decision by Cingular Wireless to terminate all sales and support in the United States for the OGO. We note your response that you have revised the disclosure to clarify the impact upon IXI and the potential impact upon the ITAC stockholders but were unable to locate such. Please advise or revise.

26. Please update your disclosure on page 112 that "IXI has recently learned that some Cingular subscribers using the Ogo have received a communication from Cingular stating that Cingular intends to discontinue the service in October 2006." If IXI or ITAC has received any contact from Cingular with respect to such plans, please disclose the substance of such contact(s).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller (by facsimile)
        212.818.8881